ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 AUG 24 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016308

File No. 82-4959

SUPPL

Date: 8 AUG 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED

AUG 28 2006

THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

8/24

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF RESULTS FOR SECOND QUARTER AND FIRST HALF 2006

The Company wishes to advise that it intends to release its unaudited results for Second Quarter and First Half 2006 on or about 11 August 2006.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
8 AUGUST 2006